

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2013

Via E-mail
Roger C. Matthews, Jr.
Executive Vice President & Chief Financial Officer
Panera Bread Company
3630 South Geyer Road, Suite 100
St Louis, MO 63127

Re: Panera Bread Company
Form 10-K for Fiscal Year Ended December 25, 2012
Filed on February 15, 2013
Form 10-Q for Fiscal Quarter Ended September 24, 2013
Filed on October 23, 2013
File No. 000-19253

Dear Mr. Matthews:

We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 25, 2012

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Trade Accounts Receivables, net and Other Accounts Receivable, page 42

1.   Please tell us and disclose how you account for gift cards sold to wholesalers, including any associated commissions, discounts and fees.

Rent Expense, page 46

2.   We note the following in regard to your accounting policy for landlord allowances and incentives: "the Company records landlord allowances for structural tenant improvements as a reduction of property and equipment, net in the Consolidated Balance Sheets, resulting in decreased depreciation expense over the reasonably assured lease term." Please explain to us how your treatment complies with ASC 810-20-25-6. Note it has been staff's position that it is not appropriate to net deferred rent against leasehold improvements in regard to operating leases. For each of the last three fiscal years, please quantify for us the gross amount of landlord allowances and incentives recognized related to structural tenant improvements, the impact on depreciation expense and where in the statement of cash flows the gross amount recognized is reported.

Note 18. Business Segment Information, page 64

3.   We note your statement that "The operating profit related to the sales to company-owned bakery cafes is classified as a reduction of the costs in the cost of food and paper products in the Consolidated Statements of Comprehensive Income" in regard to the fresh dough and other product operations segment. Please explain to us why your treatment is appropriate, as we would expect intercompany profit and related intercompany sales and expenses to be eliminated in consolidation in the consolidated financial statements. Tell us the amount of operating profit of the fresh dough and other product operations segment included in the consolidated statements of comprehensive income for each period presented.

Form 10-Q for Fiscal Quarter Ended September 24, 2013

Management's Discussion and Analysis

Comparable Net Bakery-cafe Sales, page 16

4.   Please include a discussion to accompany the table that provides investors with an understanding of the reasons for the material decreases in the amounts presented here. Address any known trend that such decreases may represent and the associated impact on future results, as appropriate. Provide us with a copy of your intended disclosure.

Liquidity and Capital Resources

Operating Activities, page 22

5.   We note that cash flows provided by operating activities decreased by approximately $8 million in the current year period compared to the corresponding prior year period. From the cash flow statement it appears there was a favorable change in "prepaid expenses and other" of approximately $17 million and an unfavorable change in "accrued expenses" of approximately $74 million that contributed to the variance in operating cash flows.

Please provide an analysis of the factors associated with these changes and how they directly affected your cash provided by operations. Discuss any other material items and their underlying factors directly contributing to your operating cash flows and the variance therein. Provide us with a copy of your intended disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief